UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
	                Washington, D.C. 20549

	                   Schedule 13D
	     Under the Securities Exchange Act of 1934
	               (Amendment No.  5)*

	           First Financial Fund, Inc.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                        320228 10 9
                       (CUSIP Number)

                   Stephen C. Miller, Esq.
                Krassa, Madsen & Miller, LLC
                 1680 38th Street, Suite 800
                  Boulder, Colorado  80301
                       (303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                     January 10, 2000
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

	Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
	7.29%

14.	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

	Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
	7.81%

14. 	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

	Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	New York


Number of		7.	Sole Voting Power		24,900
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	24,900
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	24,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)
	0.10%

14. 	Type of Reporting Person (See Instructions)

	OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	United States


Number of		7.	Sole Voting Power		0
Shares Bene-
ficially 		8.	Shares Voting Power	0
Owned by Each
Reporting		9.	Sole Dispositive Power	0
Person With
			10.	Shared Dispositive Power 	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)
	0%

14.	Type of Reporting Person (See Instructions)

	IN


Amendment No. 5 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4, 5, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust") and the Lola Brown Trust No. 1B (the "Brown Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.	Identity and Background

	No change except for the addition of the following:

	As a result of the purchases of Shares reported in Item 5, this statement is also filed on behalf of Mildred B Horejsi Trust (the "Mildred Trust"). The Trust, the Brown Trust, the Mildred Trust, and Mr. Horejsi are referred to as the "Reporting Persons." By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

	The trustees of the Mildred Trust are Badlands Trust Company ("Badlands"), Susan Ciciora and Joel Looney. Such trustees may be deemed to control the Mildred Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Mildred Trust. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Mildred Trust. Accordingly, Badlands, Ms. Ciciora and Mr. Looney disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Mildred Trust.

	The business address of the Mildred Trust is 122 South
Phillips Avenue, Suite 220, Sioux Falls, South Dakota 57104. The Mildred Trust is an irrevocable trust organized by Mildred Horejsi for the benefit of her issue.

	The Mildred Trust has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, the Mildred Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

	The Mildred Trust is a trust organized under the laws of New York and now domiciled in South Dakota.




Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $3,093,321.35.
Such funds were provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $199,509.50. Such funds were provided by the Mildred Trust's cash on hand.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Brown Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. The Mildred Trust acquired the Shares described in Item
5(c) of this statement in order to acquire an equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting
Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5. 	Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	As reported in its Semi-Annual Report dated November 3,
1999, for the period ending September 30, 1999, and filed with the Securities and Exchange Commission on December 9, 1999, the Company purchased 436,200 Shares which resulted in a reduction of the Shares outstanding as of September 30, 1999, to 24,628,781 Shares (the "Outstanding Shares"). The Trust is the direct beneficial owner of 1,795,100 Shares, or approximately 7.29% of the Outstanding Shares. The Brown Trust is the direct beneficial owner of 1,922,200
Shares, or approximately 7.81% of the Outstanding Shares.   The
Mildred Trust is the direct beneficial owner of 24,900 Shares, or approximately 0.10% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust and the Mildred Trust. Mr. Horejsi disclaims all such beneficial ownership.

(b)	The Mildred Trust has the direct power to vote and direct
the disposition of the Shares held by it. By virtue of the relationships described in Item 2, the trustees of the Mildred Trust, Badlands, Ms. Ciciora and Mr. Looney, may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Mildred Trust. Each of the trustees of the Mildred Trust disclaims all such beneficial ownership.

(c)	The table below sets forth purchases of the Shares by the
Brown Trust since January 3, 2000. Such purchases were effected by the Brown Trust on the New York Stock Exchange.



Date
Amount of Shares
Approximate Price
    Per Share
    (exclusive of commissions)

01/03/00
50000
$7.8750
01/03/00
50000
$7.8750
01/04/00
21600
$7.8125
01/04/00
28400
$7.8125
01/05/00
4300
$7.6250
01/06/00
12000
$7.8750
01/06/00
11100
$7.8125
01/06/00
6000
$7.6250
01/07/00
20000
$8.0000
01/07/00
10000
$7.8750
01/07/00
5000
$7.9375
01/07/00
600
$7.9375
01/10/00
20000
$8.0000
01/10/00
10000
$7.9375
01/10/00
600
$7.9375
01/10/00
200
$7.8750
01/11/00
20000
$7.8750
01/11/00
19800
$7.8750
01/11/00
1200
$7.8125
01/12/00
38900
$8.0000
01/12/00
18800
$7.8125
01/12/00
15000
$7.8750
01/12/00
11800
$7.8750
01/12/00
7400
$7.9375
01/12/00
5100
$7.9375
01/12/00
4400
$7.9375


	The table below sets forth purchases of the Shares by the Mildred Trust. Such purchases were effected by the Mildred
Trust on the New York Stock Exchange.


Date
Amount of Shares
Approximate Price
    Per Share
   (exclusive of commissions)

01/13/00
2100
$7.8750
01/14/00
20000
$8.0000
01/14/00
1400
$8.0000
01/14/00
1400
$7.8750


(d)	The Mildred Trust has the right to receive and the power
to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.


Item 7.	Material to be Filed as Exhibits

	No change except for the addition of the following:

	Exhibit 1  Joint Filing Agreement




Exhibit 1

Joint Filing Agreement


	In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of First Financial Fund, Inc., a Maryland corporation and
(ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement this 18th day of January, 2000.

Date: January 18, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B and the Mildred
B. Horejsi Trust.





Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B and the Mildred
B. Horejsi Trust.